UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16
or
15d-16
Under the
Securities Exchange Act of 1934
For the Month of August, 2025
Commission File Number:
001-32482
WHEATON PRECIOUS METALS CORP.
(Exact name of registrant as specified in its charter)
Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604)
684-9648
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F ☐    Form
40-F ☑
This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-128128), on Form F-10 (File No. 333-286521) and on Form F-3D (File No. 333-194702) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM

6-K
See the Exhibit Index to this Form

6-K.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.

August 7, 2025	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Executive Vice President, Strategy
and General Counsel

EXHIBIT INDEX

99.1	News Release dated August 7, 2025

99.2	Management’s Discussion and Analysis for the period ended June 30, 2025

99.3	Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2025

99.4	Certification of the Chief Executive Officer pursuant to Form 52-109F2

99.5	Certification of the Chief Financial Officer pursuant to Form 52-109F2

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)